SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 10)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)*

STERLING CHEMICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

859166100
(CUSIP Number)

Bobby Liu
Senior Vice President and General Counsel
M.D. Sass Investors Services, Inc.
1185 Avenue of the Americas
18th Floor
New York, New York 10036
(212) 843-8980
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859166100		Page 1 of 11 Pages
1		NAME OF REPORTING PERSON Resurgence Asset Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,057,524 /1/
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,057,524 /1/
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,057,524 /1/
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

/1/ SEE ITEM 5 HEREIN.

CUSIP No. 859166100		Page 2 of 11 Pages
1		NAME OF REPORTING PERSON Resurgence Asset Management International, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,370,001 /1/
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,370,001 /1/
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,001 /1/
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

/1/ SEE ITEM 5 HEREIN.

CUSIP No. 859166100		Page 3 of 11 Pages
1		NAME OF REPORTING PERSON Re/Enterprise Asset Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,981,215 /1/
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,981,215 /1/
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,981,215 /1/
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

/1/ SEE ITEM 5 HEREIN.

CUSIP No. 859166100		Page 4 of 11 Pages
1		NAME OF REPORTING PERSON Martin D. Sass
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,569,629 /1/
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,569,629 /1/
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,569,629 /1/
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

/1/ SEE ITEM 5 HEREIN.

STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This Amendment No. 10 (this "Amendment") to Schedule 13D ("Schedule 13D") relates to shares of Common Stock, par value $.01 per share (the "Shares") of Sterling Chemicals, Inc. (the "Issuer").  This Amendment supplementally amends the initial statement on Schedule 13D, dated December 19, 2002, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined below).  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Initial Statement.

Item 1.  Security and Issuer

This Schedule 13D relates to the Shares.  The address of the principal executive office of the Issuer is 333 Clay Street, Suite 3600, Houston, Texas 77002-4109.

Item 2.  Identity and Background

This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)           Resurgence Asset Management, L.L.C. ("RAM");

(ii)           Resurgence Asset Management International, Ltd. ("RAMI");

(iii)           Re/Enterprise Asset Management, L.L.C. ("REAM"); and

(iv)           Mr. Martin D. Sass ("Mr. Sass").

In its capacity as investment advisor, RAM exercises voting and investment power over the Shares held for the accounts of Corporate Resurgence Partners, L.L.C. ("Resurgence I"), Corporate Resurgence Partners II, L.L.C. ("Resurgence II"), M.D. Sass Corporate Resurgence Partners III, L.P. ("Resurgence III") and the Resurgence Asset Management, L.L.C. Employee Retirement Plan (the "Plan").  Accordingly, RAM may be deemed to share voting and investment power with Resurgence I, Resurgence II, Resurgence III and the Plan.

In its capacity as investment advisor, RAMI exercises voting and investment power over the Shares held for the account of Corporate Resurgence, Ltd. ("Corporate Resurgence").  Accordingly, RAMI may be deemed to share voting and investment power with Corporate Resurgence.

In its capacity as investment advisor, REAM exercises voting and investment power over the Shares held for the accounts of two employee pension plans (the "Pension Plans"), the M.D. Sass Associates, Inc. Employee Profit Sharing Plan (the "Sass Plan"), M.D. Sass Re/Enterprise Portfolio Company, L.P. ("Enterprise") and M.D. Sass Re/Enterprise II, L.P. ("Enterprise II").  Accordingly, REAM may be deemed to share voting and investment power with each of the Pension Plans, the Sass Plan, Enterprise and Enterprise II.

Mr. Sass serves as Chairman and Chief Executive Officer of RAM, RAMI, REAM and M.D. Sass Investors Services, Inc. ("MDSIS"), and as such, may be deemed to beneficially own the Shares beneficially owned by such entities.

Item 3.  Source and Amount of Funds or Other Consideration

N/A

Item 4.  Purpose of Transaction

On June 22, 2011, the Issuer announced that it entered into an Agreement and Plan of Merger (the "Merger Agreement") with Eastman Chemical Company, a Delaware corporation ("Eastman"), and Eastman TC, Inc., a Delaware corporation ("Merger Sub"), pursuant to which, and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving entity, which will become a wholly owned subsidiary of Eastman.

Pursuant to the Merger Agreement, all of the outstanding equity of the Issuer will be acquired by Eastman Chemical Company ("ECC") for $100 million in cash.  Under the terms of the transaction, holders of the Issuer's common stock will receive $2.50 per share in cash, representing a premium over the most recently reported market price prior to the announcement of the Merger.  Although, as of April 1, 2011, the aggregate liquidation value of the Issuer's Series A Convertible Preferred Stock was $110,070,204, and will increase to $114,473,006 on July 1, 2011, the Reporting Persons have agreed to support the Merger and will only receive $92,928,850 in the aggregate in respect of their Series A Convertible Stock, subject to adjustment as provided in the Merger Agreement.

The Reporting Persons agreement to support the Merger is memorialized in a Written Consent and Voting Agreement, dated as of June 22, 2011 (the "Written Consent and Voting Agreement"), by and among ECC and RAM, its affiliates, and its and its affiliates' managed funds and accounts (each a "Stockholder", and collectively the "Stockholders").  Pursuant to the Written Consent and Voting Agreement, the Stockholders executed and delivered an irrevocable written consent (subject to certain conditions described in the Written Consent and Voting Agreement) adopting the Merger Agreement shortly after the Merger Agreement was executed.  As a result, no further stockholder action will be required to adopt the Merger Agreement or approve the Merger.

Item 5.  Interest in Securities of the Issuer

(a) – (b) See Rows 7, 9, 11 and 13 of each cover page.

The percentage in Row 13 of each cover page is based on 2,828,460 Shares that were outstanding as of April 30, 2011, as reported in the Issuer's most recently-filed quarterly report on Form 10-Q.

(i) The Shares that RAM may be deemed to beneficially own include Shares that RAM has the current right to acquire upon conversion of shares of the Preferred Stock.  As of June 6, 2011, funds and accounts managed by RAM held: (A) 837,562 Shares and (B) 4,219,972 Shares issuable upon the conversion of Preferred Stock.

(ii) The Shares that RAMI may be deemed to beneficially own include Shares that RAMI has the current right to acquire upon conversion of shares of Preferred Stock.  As of June 6, 2011, funds and accounts managed by RAMI held: (A) 228,057 Shares and (B) 1,141,944 Shares issuable upon the conversion of Preferred Stock.

(iii)  The Shares that REAM may be deemed to beneficially own include shares that REAM has the current right to acquire upon conversion of shares of Preferred Stock.  As of June 6, 2011, funds and accounts managed by REAM held: (A) 497,212 Shares and (B) 2,484,003 Shares issuable upon the conversion of Preferred Stock.

(iv)  The Shares that Mr. Sass may be deemed to beneficially own include Shares that Mr. Sass has the current right to acquire upon conversion of shares of Preferred Stock.  As of June 6, 2011, funds and accounts managed by Mr. Sass held: (A) 1,589,543 Shares and (B) 7,980,086 Shares issuable upon the conversion of Preferred Stock.

(c)  Except for the receipt by the Reporting Persons of a regularly scheduled dividend of shares of Preferred Stock convertible into Shares, and except as described in this Schedule 13D and as reported in the Reporting Person's Schedule 13D/A (Amendment No. 9), filed with the Commission on June 3, 2011 (the "Prior Schedule 13D/A") there have been no transactions effected with respect to the Shares during the past 60 days by any of the Reporting Persons.

(d)  Except as described in the Prior Schedule 13D/A, no person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

A.
Certain Reporting Persons may be required to apply proceeds, if any, received from the liquidation of 7,424 Shares and 37.303 shares of Series A Convertible Preferred, convertible into 37,303 Shares, and distributions or dividends, if any, received thereon, to satisfy certain obligations as described in the Prior Schedule 13D/A.  The description of the foregoing obligations of such Reporting Persons does not purport to be complete and is qualified in its entirety by reference to the Prior Schedule 13D/A and the Order attached thereto as Exhibit 1, which are incorporated herein by reference.

B.
On June 22, 2011, as a condition to ECC entering into the Merger Agreement, ECC and the Stockholders entered into the Written Consent and Voting Agreement, pursuant to which the Stockholders executed and delivered an irrevocable consent (subject to certain conditions described in the Written Consent and Voting Agreement and the irrevocable consent) adopting the Merger Agreement and the Merger shortly after the Merger Agreement was executed.  In addition, under the Written Consent and Voting Agreement, the Stockholders agreed, among other things:

a.	to appear at any meeting of stockholders of the Issuer or otherwise cause their Shares to be counted as present thereat for purposes of calculating a quorum;

b	to vote their Shares in favor of the adoption of the Merger Agreement and approval of the Merger and against any alternative takeover proposal; and

c.	not to transfer any Shares, subject to limited exceptions.

The Written Consent and Voting Agreement also contains customary limitations on the ability of the Stockholders to solicit, initiate or participate in discussions or negotiations regarding alternative proposals.

The Written Consent and Voting Agreement will terminate automatically upon the earliest to occur of (a) any date upon which the Merger Agreement is terminated in accordance with its terms or (b) November 30, 2011.

The description of the Merger Agreement and the Written Consent and Voting Agreement herein is not complete and is qualified in its entirety, respectively, by (i) reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Commission on June 22, 2011 and incorporated herein by reference and (ii) the full text of the Written Consent and Voting Agreement attached hereto as Exhibit 1.

Item 7.  Material to be filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2011

RESURGENCE ASSET MANAGEMENT, L.L.C.

By:	/s/ Martin D. Sass
Name:	Martin D. Sass
Title:	Chairman and Chief Executive Officer

RESURGENCE ASSET INTERNATIONAL, LTD.

By:	/s/ Martin D. Sass
Name:	Martin D. Sass
Title:	Chairman and Chief Executive Officer

RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.

By:	/s/ Martin D. Sass
Name:	Martin D. Sass
Title:	Chairman and Chief Executive Officer

MARTIN D. SASS

/s/ Martin D. Sass
Martin D. Sass

EXHIBIT INDEX

Exhibit

1
Written Consent and Voting Agreement, dated as of June 22, 2011, by and among Eastman Chemical Company, a Delaware corporation, Resurgence Asset Management, L.L.C., its Affiliates, and its and its Affiliates' managed funds and accounts

2	Joint Filing Agreement, dated June 10, 2011 by and among Resurgence Asset Management, L.L.C., Resurgence Asset Management International, Ltd., Re/Enterprise Asset Management, L.L.C. and Martin D. Sass

3	Disclaimer of Beneficial Ownership